SECU 08031918 ISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAY 30 2008
Washington, DC
165

SEC FILE NUMBER
8- 47731

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/2007 (MM/DD/YY) AND ENDING 3/31/2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: New Covenant Funds Distributor, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 East Twelfth Street
(No. and Street)

Jeffersonville	IN	47130
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Joe Heintzman 502-569-5861
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

1900 Scripps Center, 312 Walnut Street	Cincinnati	OH	45202
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

X Certified Public Accountant
Public Accountant
Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 05 2008
THOMSON REUTERS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Joseph L. Heintzman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of New Covenant Funds Distributor, Inc., as of March 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Joseph L. Heintzman
Signature

Vice President Finance
Title

TERESA L MORRISON
NOTARY PUBLIC STATE OF INDIANA
CLARK COUNTY
MY COMMISSION EXP. SEPT 18,2008

Teresa L. Morrison
Notary Public

This report ** contains (check all applicable boxes):
- (a) Facing Page.
- (b) Statement of Financial Condition.
- (c) Statement of Income (Loss).
- (d) Statement of Changes in Financial Condition.
- (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- (g) Computation of Net Capital.
- (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- (l) An Oath or Affirmation.
- (m) A copy of the SIPC Supplemental Report.
- (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

New Covenant Funds Distributor, Inc.
(A wholly owned subsidiary of New Covenant Trust Company, N.A.)
Year Ended March 31, 2008
With Report and Supplementary Report of Independent Registered Public Accounting Firm

0804-0937654

New Covenant Funds Distributor, Inc.
(A wholly owned subsidiary of New Covenant Trust Company, N.A.)

Financial Statements
and Supplemental Information

Year Ended March 31, 2008

Contents

0804-0937654

ERNST & YOUNG

Ernst & Young LLP
Suite 2400
400 West Market Street
Louisville, Kentucky 40202

Phone: (502) 585-1400
Fax: (502) 584-4221
www.ey.com

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholder of
New Covenant Funds Distributor, Inc.

We have audited the accompanying statement of financial condition of New Covenant Funds Distributor, Inc. (the Company) as of March 31, 2008, and the related statement of income, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of New Covenant Funds Distributor, Inc. at March 31, 2008, and the results of their operations and their cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst + Young LLP

May 27, 2008

0804-0937654

A member firm of Ernst & Young Global Limited

New Covenant Funds Distributor, Inc.
(A wholly owned subsidiary of New Covenant Trust Company, Inc.)

Statement of Financial Condition

	March 31, 2008
Assets	
Cash	$ 151,356
Accrued 12b-1 fees	4,348
Prepaid expenses	13,367
Goodwill	25,000
Total assets	$ 194,071
Liabilities and stockholder's equity	
Liabilities:	
Accrued expenses	$ 9,101
Income tax payable	18,255
Payable to affiliates	13,343
Total liabilities	40,699
Stockholder's equity:	
Common stock, par value $.01; 1,000 shares authorized, 10 shares issued and outstanding	–
Additional paid-in capital	160,000
Retained deficit	(6,628)
Total stockholder's equity	153,372
Total liabilities and stockholder's equity	$ 194,071

See accompanying notes.

New Covenant Funds Distributor, Inc.
(A wholly owned subsidiary of New Covenant Trust Company, Inc.)

Statement of Income

		Year Ended March 31, 2008
Revenues		
License and advertising fees	$	106,020
12b-1 fees		46,461
Miscellaneous income		93,515
Total revenues		245,996
Expenses		
License and advertising expense		61,594
Salary and benefits		51,103
Transfer agent expense		35,795
Other expenses		51,420
Total expenses		199,912
Income before income taxes		46,084
Income tax expense		18,255
Net income	$	27,829

See accompanying notes.

New Covenant Funds Distributor, Inc.
(A wholly owned subsidiary of New Covenant Trust Company, Inc.)

Statement of Changes in Stockholder's Equity

Year Ended March 31, 2008

	Common Stock		Additional Paid-In	Retained	Total Stockholder's
	Shares	Par Value	Capital	Deficit	Equity
Balances at March 31, 2007	10	$ –	$ 160,000	$ (34,457)	$ 125,543
Net income				27,829	27,829
Balances at March 31, 2008	10	$ –	$ 160,000	$ (6,628)	$ 153,372

See accompanying notes.

New Covenant Funds Distributor, Inc.
(A wholly owned subsidiary of New Covenant Trust Company, Inc.)

Statement of Cash Flows

		Year Ended March 31, 2008
Cash flows from operating activities		
Net income	$	27,829
Adjustments to reconcile net income to net cash provided by operating activities:		
Changes in operating assets and liabilities:		
Prepaid expenses		(7,105)
Accrued 12b-1 fees		1,958
Accrued expenses		(1,536)
Income tax payable		13,912
Payable to affiliates		(1,032)
Net cash provided by operating activities		34,026
Increase in cash		34,026
Cash at beginning of year		117,330
Cash at end of year	$	151,356

See accompanying notes.

1. Organization

New Covenant Funds Distributor, Inc. (the "Company"), a Delaware corporation, is a wholly owned subsidiary of New Covenant Trust Company, N.A. ("NCTC"). The Company is registered with the Securities and Exchange Commission ("SEC") as a broker-dealer and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company serves as distributor and underwriter for New Covenant Funds (the "Funds," or "NCF").

NCTC purchased the Company pursuant to a Stock Purchase Agreement dated July 22, 2005, where it purchased all of the outstanding shares of capital stock of the Company. The closing date occurred February 22, 2006. The Company's previous shareholder was Citi Fund Services (formerly the BISYS Group, Inc.). The excess of the aggregate purchase price was recorded as goodwill and contributed capital in the Statement of Financial Condition.

The Company's parent, NCTC, is a limited purpose national trust bank chartered by the Office of the Comptroller of the Currency (the OCC) under Federal banking laws. NCTC is a for-profit national trust bank and a wholly owned (except for Directors' qualifying shares) subsidiary of the Presbyterian Church (U.S.A.) Foundation (the Foundation), a charitable organization exempt from taxation under the Internal Revenue Code. In December 2006, NCTC contributed $25,000 to the Company.

The NCF Investment Department of NCTC, a registered Investment Adviser, is the investment advisor for the Funds. New Covenant Funds is a registered family of mutual funds and is a Delaware Business Trust regulated by the Securities and Exchange Commission.

2. Summary of Significant Accounting Policies

Cash

The Company maintains cash deposits in a bank which, from time to time, exceed the amount of deposit insurance available. Management periodically assesses the financial condition of the institution and believes that any potential credit loss is minimal.

Goodwill

Goodwill represents the excess of the aggregate purchase price paid by NCTC for the acquisition of the Company over the fair value of the net identifiable assets acquired. In accordance with Statement of Financial Accounting Standards No. 142, goodwill is not amortized, but is evaluated at least annually for impairment. No impairment charges were required for the year-ended March 31, 2008.

Revenue Recognition

As the Funds' distributor, the Company incurs certain expenses, primarily FINRA fees, for the registration of registered representatives and advertising approvals.

The Company charges NCTC for advertising expenses at cost. The Company records the payment of these expenses as "license and advertising expense" and records the reimbursement as "license and advertising fees". The Company also records the payment of the registration of registered representatives as "license and advertising expense". The Company marks-up the registration of registered representatives, based on an independent third party's mark-up of similar expenses, and invoices NCTC or the Foundation, whichever employs the registered representative. The marked-up registration fees are recognized as revenue as "license and advertising fees". The total of "license and advertising fees" paid to the Company by related parties was approximately $106,000, and the related "License and advertising expense" was approximately $61,600 for the year ended March 31, 2008.

2. Summary of Significant Accounting Policies (continued)

On December 28, 2006, the Company entered into a Distribution/Service Fee Agreement with the New Covenant Funds money market fund provider. In accordance with the agreement, the Company receives revenues subject to Rule 12b-1 based upon a percentage of net assets invested in the money market fund. This income is used to defray the costs of providing shareholder services including, but not limited to, paying transfer agency expenses, routine inquiries regarding the Funds, processing shareholder transactions, and providing any other shareholder services not performed by the Funds' transfer agent.

Included in "Miscellaneous income" during this reporting period are two nonrecurring items received by the Broker Dealer. The first was a refund of regulatory fees from FINRA totaling $35,000 which was a one time payment in conjunction with the combination of New York Stock Exchange and NASD regulatory bodies. The second payment in the amount of $58,515 was for the receipt of escheated mutual fund revenues from the state of Ohio. These revenues belonged to the company as of its purchase date and were collected when reported to the company by the state of Ohio.

Income Taxes

NCTC files consolidated Federal and State income tax returns that include the Company. NCTC apportions Federal and State income tax expense or benefit to the Company based on taxable income or loss, using corporate statutory rates. There were no temporary differences for the Company.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the period. Actual results could differ from those amounts.

2. Summary of Significant Accounting Policies (continued)

Accounting Pronouncements

Effective September 30, 2007, the Company adopted Financial Accounting Standards Board Interpretation No. 48, *Accounting for Uncertainty in Income Taxes* ("FIN 48"). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the affirmative evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax return to determine whether it is more-likely-than-not (i.e., greater than 50-percent) that each tax position will be sustained upon examination by a taxing authority based on the technical merits of the position. A tax position that meets the more-likely-than-not recognition threshold is measured to determine the amount of benefit to recognize in the financial statements. Differences between tax positions taken in a tax return and amounts recognized in the financial statements will generally result in an increase in a liability for taxes payable (or a reduction of a tax refund receivable), including the recognition of any related interest and penalties as an operating expense. Implementation of FIN 48 included a review of tax positions taken in tax years that remain subject to examination by tax authorities (i.e., the last 4 tax year ends and the interim tax period since then, as applicable). The adoption of FIN 48 did not impact the Company's net assets or result of operations.

In September 2006, the Financial Accounting Standards Board ("FASB") issued Statement on Financial Accounting Standards ("SFAS") No. 157, *Fair Value Measurements.* This standard establishes a single authoritative definition of fair value, sets out a framework for measuring fair value and requires additional disclosures about fair value measurements. SFAS No. 157 applies to fair value measurements already required or permitted by existing standards. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. The changes to current accounting principles generally accepted in the United States of America from the application of this Statement relate to the definition of fair value, the methods used to measure fair value, and the expanded disclosures about fair value measurements. As of March 31, 2008, the Company does not believe the adoption of SFAS No. 157 will impact the financial statement amounts; however, additional disclosures may be required about the inputs used to develop the measurements and the effect of certain of the measurements on changes in net assets for the period.

3. Related Party Transactions

License and Advertising Fees

As discussed in footnote 2, the Company incurs costs related to advertising approvals. The costs are invoiced to NCTC with no mark-up.

The Company incurs registration costs for the Foundation and NCTC registered representatives. The Company marks-up the registration costs and invoices the Foundation and NCTC for their registered representatives. The mark-up is based on fees charged by an external vendor that provided the same services to the Foundation and NCTC in 2003. The fees have been incremented for inflation.

Managerial and Administrative Expenses

Certain NCTC and Foundation employees provide services to the Company resulting in payroll expenses that must be allocated between entities. The same is true for overhead-related expenses. Such allocations are calculated using one of the following: (i) the proportionate time spent by the rendering staff to the applicable company based on employee time sheets; (ii) the percentage of the receiving company's total employees to the total employees of both companies; (iii) the percentage of the receiving company's employees located in the Jeffersonville office to total employees of both companies located in this office; or (iv) a direct charge to the recipient company. These expenses are included in "salary and benefits" and "other expenses" in the Statement of Income.

4. Net Capital Requirement

As a broker-dealer registered to engage in the sale of redeemable shares of registered investment companies, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1 (the "Rule"), which requires the maintenance of minimum net capital, as defined, and requires that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1. At March 31, 2008, the Company had net capital under the Rule of $115,005, which was $110,005 in excess of its minimum required net capital of $5,000.

The Company's ratio of aggregate indebtedness to net capital at March 31, 2008 was .35 to 1.00.

5. Regulatory Compliance

The Company claims exemption under the exemptive provisions of Rule 15c3-3 under subparagraph (k)(1). All customer transactions are limited to the sale and redemption of redeemable securities of registered investment companies and the Company does not handle customer funds.

6. Contracts

The Company has an agreement with the New Covenant Funds under which it provides distribution services. The agreement remains in place until terminated by either party.

7. Transfer Agent Expense

Out of its 12b-1 fees received for the money market fund, the company pays various out of pocket expenses incurred for the money market fund. These expenses approximated $36,000 for the year and included but were not limited to base cusip fees, open account fees, banking fees and various other systemic and servicing fees. These are ongoing costs that the Broker Dealer will continue to pay.

Supplemental Information

New Covenant Funds Distributor, Inc.
(A wholly owned subsidiary of New Covenant Trust Company, N.A.)

Supplemental Schedule–Computation of Net Capital Under Securities and Exchange Commission Rule 15c3-1

March 31, 2008

Total stockholder's equity from statement of financial condition		$153,372
Deductions		
Nonallowable assets		
Prepaid expenses	$ 13,367	38,367
Goodwill	25,000	
Accrued fees, greater than 30 days outstanding	–	
Net capital		115,005
Net capital requirement (greater of 6-2/3% of aggregate indebtedness or $5,000)		5,000
Excess net capital		$110,005
Total aggregate indebtedness		$ 40,699
Percentage of aggregate indebtedness to net capital		35%

There were no material differences between the audited Computation of Net Capital included in this report and the corresponding schedule included in the Company's unaudited March 31, 2008 Part IIA FOCUS filing.

New Covenant Funds Distributor, Inc.
(A wholly owned subsidiary of New Covenant Trust Company, N.A.)

Statement Regarding Rule 15c3-3

March 31, 2008

The Company claims exemption under the exemptive provisions of Rule 15c3-3 under subparagraph (k)(1)–all customer transactions are limited to the sale and redemption of redeemable securities of registered investment companies and the Company does not handle customer funds.

Supplementary Report

0804-0937654

ERNST & YOUNG

Ernst & Young LLP
Suite 2400
400 West Market Street
Louisville, Kentucky 40202

Phone: (502) 585-1400
Fax: (502) 584-4221
www.ey.com

Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by Rule 17a-5

To the Board of Directors and Stockholder of
New Covenant Funds Distributor, Inc.

In planning and performing our audit of the financial statements of New Covenant Funds Distributor, Inc. (the "Company"), as of and for the year ended March 31, 2008, in accordance with auditing standards generally accepted in the United States, we considered its internal control over financial reporting ("internal control"), as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. The study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

A member firm of Ernst & Young Global Limited

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control. A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at March 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

May 27, 2008